

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

December 10, 2001

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Hiroyuki Okuyama
Assistant General Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

December 10, 2001

Press Release
UFJ Holdings, Inc.

UFJ Holdings Sells Shares of United California Bank

Tokyo—UFJ Holdings, Inc. (the "Company") announced today that the Company has reached an agreement with BNP Paribas, the France-based global financial services group, to sell all outstanding shares (10,864,198 shares) of United California Bank ("UCB"), a wholly-owned subsidiary of the Company, to BNP Paribas at the price of US$ 2.4 billion (¥ 300 billion equivalent), subject to the approval of the related authorities. The sale is scheduled to be completed by March 31, 2002.

The Company has reached the decision to sell all shares of UCB owned by The Sanwa Bank, Limited and The Tokai Bank, Limited, wholly-owned subsidiaries of the Company, with a view to enhancing the financial strength of the UFJ Group through restructuring its businesses.

Aiming to develop its comprehensive financial services, the UFJ Group will selectively allocate resources to its strategic business areas, as well as its core business markets, such as the retail and mid-sized corporate sectors in Japan. With regard to the overseas markets, the UFJ Group will continue to provide high-quality financial services to meet more diverse and advanced customer needs, fully utilizing its own branches and subsidiaries, as well as networks and various functions obtained through strategic alliances with local banks.

There will be no amendment in the earnings forecasts of the Company, as a result of the sale, for the fiscal year ending March 31, 2002, which was announced on November 22, 2001.

United California Bank

Head office:	601 South Figueroa Street, Los Angeles California 90017, U.S.A.	
Capital:	US$ 544 million	
Shareholders:	The Sanwa Bank, Limited	81%
	The Tokai Bank, Limited	19%
Business:	Commercial Banking	
Number of outlets:	117	
Number of employees:	2,836	

BNP Paribas

Head office:	16, boulevard des Italiens, 75009 Paris, France
Capital:	Euro 1,792 million
Business:	Global financial services

Outline of United California Bank

History

Jan. 1972	Establishment of Sanwa Bank California
Dec. 1973	Acquisition of Chartered Bank
Jan. 1978	Acquisition of Golden State Bank
Feb. 1981	Acquisition of First City Bank
Aug. 1986	Acquisition of Lloyds Bank California
July 2001	Merger with Tokai Bank of California (Changed name to United California Bank)

Key figures (US dollars)

Operating income	209 million
Net income	129 million
Deposits	8,785 million
Outstanding loans	9,085 million
Total assets	10,768 million
Shareholders' equity	1,083 million



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 JAN 22 AM 8:43

September 17, 2001

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Hiroyuki Okuyama
Assistant General Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

September 17, 2001

To Whom It May Concern:

UFJ Holdings, Inc.

Possible Non Collection & Delayed Collection of Exposure Concurrent with Filing for Start of Civil Rehabilitation Proceedings by MYCAL Corporation & Its Seven Affiliates

---

We hereby give notice that, concurrent with the filing for the start of civil rehabilitation proceedings with the Tokyo district court by MYCAL Corporation and its seven affiliates, there is possibility of non collection and/or delayed collection of exposure extended to the eight companies by The Sanwa Bank, Limited and The Toyo Trust and Banking Company, Limited (both wholly owned subsidiaries of UFJ Holdings).

1. Amount of exposure to the eight companies

   Sanwa Bank: Yen 45,785 million

   Toyo Trust: Yen 6,154 million
   (including trust account with principal indemnification clause)

   The Tokai Bank, Limited (a wholly owned subsidiary of UFJ Holdings) does not have exposure to the eight companies.

2. Impact on earnings of UFJ Holdings

   Non-collectible amount of exposure to the eight companies, after considering collateral, etc., will be absorbed through provision of reserve and other means for this interim period ending September 30, 2001.

   Concurrent with this announcement, there is no change to our forecast of earnings for the current fiscal year, which have already been announced.



UFJ

UFJ Holdings, Inc.

1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 JAN 22 AM 8:43

September 13, 2001

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Hiroyuki Okuyama
Assistant General Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

September 13, 2001

To Whom It May Concern:

UFJ Holdings, Inc.

Revision of Conversion Ratio for Class Ⅲ Preferred Share

We hereby give notice that the conversion ratio for the Class Ⅲ Preferred Share of UFJ Holdings, Inc., shall be revised as follows, based on the stipulations for conversion of the said Preferred Share.

Description:

1. Conversion ratio after revision: 2.480
2. Conversion ratio before revision: 0.888
3. Date applicable: As from October 5, 2001

<For reference>

About Class Ⅲ Preferred Share:

(Issuance)

When UFJ Holdings, Inc., was established through a stock transfer, one Class Ⅲ Preferred Share was issued and allotted for 1,000 of the preferred share indicated below:

- First Preference Share (Type 'A') of The Tokai Bank, Limited
  (Issued on April 19, 1996; issue price of ¥2,000; 50,000 thousand shares issued)

(Number of preferred shares issued)

- 50,000 shares as of today.


UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 12, 2001

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Mitsunobu Higashi
Assistant General Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ Holdings, Inc.

September 12, 2001

Amendment Report of Extraordinary Report

The Tokai Bank, Limited (wholly owned subsidiary of UFJ Holdings, Inc.) filed an Amendment Report of Extraordinary Report with the Director of Tokai Local Finance Bureau on September 11, 2001. The Sanwa Bank, Limited (wholly owned subsidiary of UFJ Holdings) also filed an Amendment Report of Extraordinary Report with the Director of Kinki Local Finance Bureau on September 12, 2001. Both reports were submitted pursuant to Article 24-5 of the Securities and Exchange Law in connection with the merger of Sanwa Bank and Tokai Bank, which is scheduled for January 15, 2002, since the two banks singed a merger agreement on September 10, 2001.